Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixteenth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The sixteenth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held in Beijing on July 23, 2019. The directors were notified of the Meeting by way of a written notice dated July 11, 2019. Out of the Company’s nine directors, seven directors attended the Meeting. The following directors attended the Meeting in person: Su Hengxuan, executive director of the Company; Yuan Changqing, Liu Huimin and Yin Zhaojun, non-executive directors of the Company; and Tangxin, independent director of the Company. The following directors attended the Meeting by means of telecommunication: Chang Tso Tung Stephen and Robinson Drake Pike, independent directors of the Company. Wang Bin, chairman and executive director of the Company, was on leave for other business and authorized in writing, Su Hengxuan, an executive director of the Company, to act on his behalf and cast the votes and preside over the Meeting for him. Leung-Oi-Sie Elsie, an independent director of the Company, was on leave for other business and authorized in writing, Tang Xin, an independent director of the Company, to act on her behalf and cast the votes for her. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Su Hengxuan. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal on Nominating Mr. Zhao Peng as a Candidate for the Executive Director of the Sixth Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit the proposal to the shareholders’ meeting of the Company for approval. The qualification of Mr. Zhao Peng as an executive director of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission. Please see the annex of this announcement for biography of Mr. Zhao Peng.

Voting result: 9 for, 0 against, with no abstention

2.	The Proposal on Nominating Ms. Hu Qun as an Assistant to the President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Ms. Hu Qun as an assistant to the president of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission. Please see the annex of this announcement for biography of Ms. Hu Qun.

Voting result: 9 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal on Nominating Mr. Zhao Guodong as an Assistant to the President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Zhao Guodong as an assistant to the president of the Company is still subject to the approval of the China Banking and Insurance Regulatory Commission. Please see the annex of this announcement for biography of Mr. Zhao Guodong.

Voting result: 9 for, 0 against, with no abstention

4.	The Proposal on the Performance Evaluation Results of the Company’s Senior Management Personnel for the Year of 2018

Voting result: 9 for, 0 against, with no abstention

5.	The Proposal on the Compensation of the Company’s Directors and Supervisors for the Year of 2018

The independent directors gave their independent opinions and agreed on the proposal. The Board agrees to submit this proposal to the shareholders’ meeting of the Company for approval. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 9 for, 0 against, with no abstention

6.	The Proposal on the Compensation of the Company’s Senior Management Personnel for the Year of 2018

The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 9 for, 0 against, with no abstention

7.	The Proposal on the Adjustment of the Company’s Organizational Structure

Voting result: 9 for, 0 against, with no abstention

8.	The Proposal on the Company’s Investment in the Project of Baiyangdian Fund

Affiliated directors, including Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date of this announcement for further details.

Voting result: 4 for, 0 against, with no abstention

9.	The Proposal on the Solvency Report of the Company for the Second Quarter of 2019

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

July 23, 2019

Commission File Number 001-31914

Annex

Biography of Mr. Zhao Peng

Mr. Zhao Peng, born in April 1972, became the Vice President of the Company in March 2018, and the person in charge of finance of the Company in July 2019. He served as an Assistant to the President of the Company from October 2017 to March 2018, and the General Manager of Zhejiang Branch of the Company from January 2015 to October 2017. From 2014 to 2015, he successively served as the Deputy General Manager (at the general manager level of the provincial branches) and the person-in-charge of Zhejiang Branch of the Company. From 2003 to 2014, he successively held various positions in China Life Insurance (Group) Company, including the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager and the Division Chief of the Capital Management Division of the Finance Department, an Assistant to the General Manager, the Deputy General Manager and the General Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, Mr. Zhao successively served as a staff member of the Capital Division, a staff member of the Financial Management Division, the Deputy Division Chief and the Division Chief of the Capital Division of the Planning and Finance Department of China Life Insurance Company. Mr. Zhao graduated from Hunan College of Finance and Economics in July 1995, majoring in actuarial science with a bachelor’s degree in economics, from Central University of Finance and Economics in June 2002, majoring in finance with a master’s degree in economics, and from Tsinghua University in January 2007, majoring in business administration with a master’s degree in business administration.

Commission File Number 001-31914

Annex

Biography of Ms. Hu Qun

Ms. Hu Qun, born in May 1972, became the General Manager of the Company’s Shenzhen Branch in February 2017. From 2008 to 2017, she served as the Deputy General Manager of the Company’s Shenzhen Branch. From 2005 to 2008, she successively served as the General Manager of the Third Sales Department and the General Manager of the Regional Product Research and Development Center of the Company’s Shenzhen Branch. From 1997 to 2005, she successively served as the Manager of the Underwriting Department, the Manager of the Fourth Department of Marketing, the Manager of the E-commerce Department, and the Manager of the Third Sales Department of the Company’s Shenzhen Branch. Ms. Hu graduated from Nankai University in 1994, majoring in insurance with a bachelor’s degree in economics.

Commission File Number 001-31914

Annex

Biography of Mr. Zhao Guodong

Mr. Zhao Guodong, born in November 1967, became the General Manager of the Company’s Jiangsu Branch in July 2018. From 2016 to 2018, he successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Company’s Chongqing Branch, and the General Manager of the Company’s Hunan Branch. From 2007 to 2016, he successively served as the Deputy General Manager of the Company’s Fujian Branch and the Deputy General Manager of the Company’s Hunan Branch. From 2001 to 2007, he served as the Deputy General Manager of the Company’s Changde Branch and the General Manager of the Company’s Yiyang Branch in Hunan Province. Mr. Zhao graduated from College of Computer Science in Hunan province in 1988, majoring in computer software, and graduated from the China Central Radio and TV University in 2006, majoring in business administration.

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